April 13, 1994
                                                                       CORRECTED

Mr. F.M. Fraser
NORDION INTERNATIONAL, INC.
447 March Road
P.O. Box 13500
Kanata, Ontario, Canada K2K 1X8

                               Re: Your letter of March 31, 1994

Dear Frank,

Vindicator respectfully acknowledges the consideration given to it by Nordion International, Inc. in extending the due date for payment of Vindicator's debt to Nordion for one year and generally accepts the conditions set forth in your letter of March 31, 1994, subject to the following modifications:

As to condition 1.:         Vindicator agrees to continue its recruiting efforts
                            for President and CEO and will continue screening and evaluation, conduct interviews, and have a status report at the May, 1994, Board meeting. It will schedule final selection and appointment for the June board meeting on June 15, 1994.

As to condition 2.:         Vindicator agrees to develop a new, comprehensive
                            business plan but needs until its August 17, 1994, board meeting to approve such plan for implementation.

As to condition 3.:         Financing will be obtained by January 23, 1995, in
                            order to maintain all accounts on a current basis and additional financing sufficient to cover all forecasted operating losses and payment in full to Nordion of the outstanding debt.

As to condition 4.:         Vindicator agrees that interest will start accruing
                            on the Nordion indebtedness on September 4, 1994, at the U.S. prime rate then in effect plus 1%, payable quarterly, with the first payment due February 4, 1995, and quarterly thereafter.

As to condition 5.:         Vindicator agrees that it will not directly or
                            indirectly make any capital expenditures in excess of $500,000 from this date forward until September
                            4, 1995, without a matching repayment to Nordion on Vindicator's indebtedness or, in the alternative, without Nordion's written concurrence.

As to any cobalt-60 owned by Nordion which is stored on Vindicator's premises, Vindicator agrees that such cobalt-60 may be removed by Nordion in its discretion at any time.

Please indicate Nordion's concurrence with the above by signing where indicated below, then Fax a copy to me at (813) 228-6422 and mail an original, signed copy to me at 100 Madison Street, Ste. 300, Tampa, FL 33602.

We will keep you advised of the progress and activities of Vindicator as set forth in the closing paragraphs of your letter. On behalf of our new president, yet to be named, we accept your kind invitation to host a visit to Nordion as soon as it can be arranged.

Vindicator shares with you the full intention and desire to have a positive and mutually helpful relationship between Nordion and Vindicator. We are optimistic about the future of food irradiation and anticipate a long and prosperous relationship with Nordion.

                                               Sincerely,

                                               VINDICATOR, INC.



                                         by:
                                               -----------------------------
                                               L.M. Buddy Blain, President

The foregoing is agreed and accepted

NORDION INTERNATIONAL, INC.

by:
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Date:
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